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02015509

02 MAR -1 AM 8:10

# ELDORADO GOLD CORPORATION

SUPPL

**NEWS RELEASE** **ELD No. 02-04**
**February 4, 2002**

## ELDORADO ANNOUNCES EXERCISE OF OPTION BY SPROTT SECURITIES INC.

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce that Sprott Securities Inc. has exercised its option to purchase up to an additional 11,904,762 special warrants at a price of $0.42 per Special Warrant for additional proceeds to Eldorado of approximately $5,000,000. Sprott Securities Inc. had previously agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis, at a price of $0.42 per special warrant for aggregate proceeds to Eldorado of approximately $20,000,000. Each special warrant will entitle the holder to acquire, without further payment, one common share. The offering is scheduled to close on or about February 13, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.**



On Behalf of
Eldorado Gold Corporation

Paul N. Wright
President & Chief Executive Officer

*Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the*

*full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.*

*This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.*

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
*Investor Relations Contact, Paul Wright: Tel:* **(604) 687-4018** *and* **1-888-ELD-8166**
*Fax:* **(604) 687-4026** e-mail: info@eldoradogold.com
**www.eldoradogold.com**
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

**B.C. Form 53-903.F**

# MATERIAL CHANGE REPORT UNDER

**Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)**
**Section 118(1) of the Securities Act (Alberta) (Form 27)**
**Section 84(1) Securities Act (Saskatchewan) (Form 25)**
**The Securities Act (Manitoba)**
**Section 75(2) of the Securities Act (Ontario) (Form 27)**
**Section 73 of the Securities Act (Quebec)**
**Section 76(2) Securities Act (Newfoundland) (Form 26)**
**Section 81(2) of the Securities Act (Nova Scotia) (Form 27)**
**Securities Frauds Prevention Act (New Brunswick)**
**Securities Act (Prince Edward Island)**

**Item 1.** **Reporting Issuer**

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

**Item 2.** **Date of Material Change**

February 1, 2002

**Item 3.** **Press Release**

A Press Release was disseminated by the Company on February 4, 2002 (ELD No. 02-04 to The Toronto Stock Exchange (the "TSE") and through approved public media.

**Item 4.** **Summary of Material Change**

Sprott Securities Limited ("Sprott") has exercised its option to acquire up to an additional 11,904,762 special warrants of the Company at a price of $0.42 per special warrant. Sprott had previously agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis at a price of $0.42 per special warrant. The placement, which is subject to all necessary approvals, is expected to close on or about February 13, 2002.

**Item 5. Full Description of Material Change**

Sprott has exercised its option to purchase up to an additional 11,904,762 special warrants, at a price of $0.42 per Special Warrant, for additional proceeds to Eldorado of approximately $5,000,000. Sprott had previously entered into an agreement with the Company pursuant to which Sprott has agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis, at a price of $0.42 per special warrant, for aggregate proceeds to Eldorado of approximately $20,000,000. The offering is scheduled to close on or about February 13, 2002 (the "Closing Date") and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

Each Special Warrant will entitle the holder to acquire, without further payment, one common share ("Common Share") of the Company at any time on or before 5:00 p.m. (Vancouver time) on the Expiry Date (as hereinafter defined). Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any required action on the part of, the holder on the earlier of: (i) the sixth business day after (a) in the case of purchasers resident in Canada, the later of (1) the date on which a receipt has been issued by or on behalf of the securities regulatory authority in a province where the purchaser resides for a (final) prospectus ("Final Prospectus") qualifying the Common Shares issuable upon exercise of the Special Warrants, and (2) the date that a receipt has been issued by or on behalf of the Ontario Securities Commission ("OSC") for the Final Prospectus; and (b) in the case of purchasers resident outside of Canada, the date that a receipt has been issued by or on behalf of the OSC for the Final Prospectus, and (ii) 4:59 p.m. (Vancouver time) on the date (the "Expiry Date") which is four months and one day following the Closing Date in each jurisdiction except in Quebec and in Quebec twelve months and a day following the Closing Date unless an order is obtained from the Commission des valeurs mobilières du Québec reducing the applicable hold period to four months, then for the period set out in the order and a day following the Closing Date.

Eldorado intends to file a prospectus in each Canadian province in which Special Warrants are sold to qualify the distribution of the Common Shares upon exercise of the Special Warrants. If a receipt for the Final Prospectus has not been issued by or on behalf of the securities regulator in the province where the purchaser resides within 90 days after the Closing Date, then each Special Warrant held by a purchaser resident in that province will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share). If a receipt for the Final Prospectus has not been issued by or behalf of the OSC within 90 days after the Closing Date, then each Special Warrant will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share).

Up to 67,857,143 Shares may be issued on the exercise of all convertible securities under the offering (including shares that may be issued pursuant to the foregoing penalty provisions attached to the Special Warrants and the exercise of Sprott's Compensation Options (as described below).

In consideration for acting as Eldorado's underwriters in respect of the sale of the Special Warrants, Sprott will receive a cash commission, and Compensation Warrants exercisable, without payment of additional consideration, for that number of Compensation Options equal to 10% of the number of Special Warrants issued and sold on the Closing Date. The Compensation Options will be exercisable up until twelve months from the earlier of the date the Final Prospectus is receipted in all provinces where a purchaser resides and the date which is four months and a day from the Closing Date at an exercise price of $0.49 per Special Warrant. Subject to regulatory approval Compensation Options will also be qualified by the prospectus.

The proceeds from the offering will be used for general corporate purposes, strengthening of the Company's balance sheet and investments in the Company's Brazilian and Turkish assets.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states.

**Item 6. Reliance on Section 85(2) of the Act**

Not applicable. The report is not being filed on a confidential basis.

**Item 7. Omitted Information:**

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

**Item 8. Senior Officers:**

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

**Item 9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

**DATED** at Vancouver, British Columbia, this 11st day of February, 2002.

**ELDORADO GOLD CORPORATION**

By: ______________________________

Name: Earl Price
Title: Vice President, Finance

02 MAR -1 AM 8:10

# B.C. Form 53-903.F

## MATERIAL CHANGE REPORT UNDER

**Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)**
**Section 118(1) of the Securities Act (Alberta) (Form 27)**
**Section 84(1) Securities Act (Saskatchewan) (Form 25)**
**The Securities Act (Manitoba)**
**Section 75(2) of the Securities Act (Ontario) (Form 27)**
**Section 73 of the Securities Act (Quebec)**
**Section 76(2) Securities Act (Newfoundland) (Form 26)**
**Section 81(2) of the Securities Act (Nova Scotia) (Form 27)**
**Securities Frauds Prevention Act (New Brunswick)**
**Securities Act (Prince Edward Island)**

**Item 1. Reporting Issuer**

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

**Item 2. Date of Material Change**

January 22, 2002

**Item 3. Press Release**

A Press Release was disseminated by the Company on January 22, 2002 (ELD No. 02-02 to The Toronto Stock Exchange (the "TSE") and through approved public media.

**Item 4. Summary of Material Change**

The Company entered into an engagement agreement dated January 22, 2002 with Sprott Securities Limited ("Sprott"), pursuant to which Sprott has agreed to purchase on an underwritten basis 47,619,048 Special Warrants, on a private placement basis, at a price of Cdn $0.42 per Special Warrant with the option to acquire up to an additional 11,904,762 Special Warrants at the same price. The placement, which is subject to all necessary approvals, is expected to close on or about February 13, 2002.

**Item 5. Full Description of Material Change**

The Company entered into an agreement with Sprott pursuant to which Sprott has agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis, at a price of $0.42 per special warrant, for aggregate proceeds to Eldorado of approximately $20,000,000. The Underwriter has the option to purchase up to an additional 11,904,762 special warrants, at a price of $0.42 per Special Warrant, for additional proceeds to Eldorado of approximately $5,000,000, exercisable at any time, in whole or in part, prior to the closing of the offering. The offering is scheduled to close on or about February 13, 2002 (the "Closing Date") and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

Each Special Warrant will entitle the holder to acquire, without further payment, one common share ("Common Share") of the Company at any time on or before 5:00 p.m. (Vancouver time) on the Expiry Date (as hereinafter defined). Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any required action on the part of, the holder on the earlier of: (i) the sixth business day after the date on which a receipt has been issued by or on behalf of the securities regulatory authority in a province where the purchaser resides (if the purchaser resides in Canada) and by or on behalf of the Ontario Securities Commission ("OSC"), for a (final) prospectus ("Final Prospectus") qualifying the Common Shares issuable upon exercise of the Special Warrants; and (ii) 4:59 p.m. (Vancouver time) on the date (the "Expiry Date") which is four months and one day following the Closing Date in each jurisdiction except in Quebec and in Quebec twelve months and a day following the Closing Date unless an order is obtained from the Commission des valeurs mobilières du Québec reducing the applicable hold period to four months, then for the period set out in the order and a day following the Closing Date.

Eldorado intends to file a prospectus in each Canadian province in which Special Warrants are sold to qualify the distribution of the Common Shares upon exercise of the Special Warrants. If a receipt for the Final Prospectus has not been issued by or on behalf of the securities regulator in the province where the purchaser resides within 90 days after the Closing Date, then each Special Warrant held by a purchaser resident in that province will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share). If a receipt for the Final Prospectus has not been issued by or on behalf of the OSC within 90 days after the Closing Date, then each Special Warrant will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share).

Up to 67,857,143 Shares may be issued on the exercise of all convertible securities under the offering (including shares that may be issued pursuant to the foregoing penalty provisions attached to the Special Warrants and the exercise of Sprott's Compensation Option (as described below).

In consideration for acting as Eldorado's underwriters in respect of the sale of the Special Warrants, Sprott will receive a cash commission, and Compensation Warrants exercisable, without payment of additional consideration, for that number of Compensation Options equal to 10% of the number of Special Warrants issued and sold on the Closing Date. The Compensation Options will be exercisable up until twelve months from the earlier of the date the Final Prospectus is receipted in all provinces where a purchaser resides and the date which is four months and a day from the Closing Date at an exercise price of $0.49 per Special Warrant. Subject to regulatory approval Compensation Options will also be qualified by the prospectus.

In addition, the Company has agreed to pay Sprott's expenses up to $35,000 and the fees of Sprott's counsel to a maximum of $75,000 (excluding disbursements and taxes), and a commission of 6.0% of the gross proceeds of the offering at Closing.

The proceeds from the offering will be used for general corporate purposes, strengthening of the Company's balance sheet and investments in the Company's Brazilian and Turkish assets.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states.

**Item 6. Reliance on Section 85(2) of the Act**

Not applicable. The report is not being filed on a confidential basis.

**Item 7. Omitted Information:**

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

**Item 8. Senior Officers:**

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

**Item 9. Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

**DATED** at Vancouver, British Columbia, this 1st day of February, 2002.

**ELDORADO GOLD CORPORATION**

By: ______________________

Name: Earl Price
Title: Vice President, Finance